Exhibit 99.1
Investors Forum May 19, 2014
May 19, 2014 New management strategy (2014~2016) To realize POSCO the Great
Content ^ Background ^ Outline of New Management Strategy ^ Core Group Strategy ^ Business Division Strategy ^ Financial Plan

Ⅰ. Background

New management paradigm called for to overcome current difficult situation

Recent global economy recovering but low growth remains in steel industry due to structural oversupply

External environment for last 5 years

[Global Economy]

- **Global low growth continues**
  - 3.7% /year growth ('03-'07) → 2% ('08-'13)
- **Multiple/Complex risks exist**
  - US financial crisis+ European fiscal crisis+ Emerging Market financial crisis

[Steel Industry]

- **China-initiated super cycle ends**
  - Global steel demand plumets
    - * 8.1%/year growth ('03-'07) → 3.9% ('08-'13)
- **Pursue consolidation of global steel companies**
  - Extreme global steel oversupply (over capacity estimate at 500 ml ton in 2013)

External growth focused strategy

- **Aim 200 tr Won revenue by 2020**
  - Expand materials, energy, infrastructure

Materials | Steel | Energy | Infra

- **Pursue expansion of global Manufacturing capacity**
  - Globally 70 ml tons by 2020

India/China/SEA		Korea		America
20 ml ton	+	45 ml ton	+	6 ml ton

Current situation

- **Profit and share price fell as business environment worsened, despite 21 tr Won investment in steel for the last 5 years**
  - Operating Profit : ('07) 15.6 → ('13) 4.8%
  - Share Price : ('07) 575 → ('13) 326 (thousand won)
- **Weakened financials**
  - Debt ratio : ('08) 65.2% → ('13) 84.3 %

[POSCO Credit Rating (Moody's)]


Aa3
A1
A2
A3
Baa1
Baa2
'07
'08
'09
'10
'11
'12
'13

-3/27-
^ Outline of New Management Strategy ^ Business Division Strategy ^ Financial Plan Management Mission and Vision Mid-term Management Goal and Focus Action Strategy ^ Core Group Strategy ^ Background

1. Management Vision and Mission

With new management, focus on Quality Growth

Vision

POSCO the Great

The Most Respected & Beloved Company Globally

Innovation POSCO 1.0*

Innovation Agenda

Outline of New Management Strategy

1. Strengthen Steel Competitiveness
2. Select and Focus on New Growth Business
3. Drastic Improvement Of Financial Structure
4. Renew Management Infrastructure

Management Mission

HARMONIOUS MANAGEMENT	CREATIVE MANAGEMENT	WORLD CLASS MANAGEMENT
One POSCO (All for One)	Creative POSCO (Fresh Ideas)	Top POSCO (Strive for World Best)

- **What is 1.0?** ▷ Basic/First/One/Top ▷ Restore great company by reviving founding philosophy of nation building trough steel industry

-5/27-
Lay foundation to achive "POSCO the Great" Enhance Corporate Value ^ Restore Credit Rating Strengthen Steel Competitiveness Global top cost and quality competitiveness Develop high value-add product and strenghten solution marketing Improve overseas subsidiary profitability and global Business quailty Renew Management Infrastructure Group management focusing on corporate value Expand project -based work method Select and Focus on New Growth Business Drastic Improvement of Financial Structure Review business portfolio - Full re-evaluation of new businesses Business Restructuring - Divest non-core business Non-debt Financing Select and focus on Mega -growth engines - Source materials : Li, Ni - Clean Energy : Fuel Cell, Clean coal Review investment plans Streamline organization and work 2. Mid-term management Goal & Action Strategy
Vision 2020 Strategy (December, 2011) New Strategy (May, 2014) [Reference] Shift in Management Paradigm 'Quantity Growth' to 'Quality Growth' 200 tr won Revenue by 2020 Enhance Corporate Value, Restore Credit Rating Steel/Material/Energy/New Biz Steel + 2 Major Mega Growth Engines Diversify busniness into areas including material and energy Expand front and back Value Chain Early Normalization of Overseas Operation Expand global manufaturing capability "Own & Compete" "Connect & Collaborate" Management Goal Core Biz. Business Method Major Direction Vision Realign Business Portfolio Select and Focus on New Growth Business "POSCO the Great" "Global Top Materials & Infra Provider"
^ Core Group Strategy ^ Business Division Strategy ^ Financial Plan Re-establish Business Portfolio Business Restructuring Sound Financial Structure ^ Background ^ Outline of New Management Strategy

1. Re-establish Business Portfolio

Focus on core steel business and promote mega-growth engine

For materials, focus on source materials/ For energy, focus on clean energy

Business Portfolio

[Business portfolio Development]


H
Capacity
L
L
Market attractiveness
H
Steel
Mid and long-term
Mega growth business
Pilot
'14~'16
Material
Source Material
Power Generation
Clean Energy
Energy

Steel
- Pursue quality growth over investment expansion
  - Differentiate product and service

Material
- Select and focus through business re-evaluation
  - Centered on source material

Energy
- Promote clean energy and make inroad to base-load power generation
  - Centered on clean energy

E&C Trading etc.
- Promote stand-alone business structure
- Continuously seek restructuring possibilities


Source materials
ESS material (Li)
Ni.
Clean Energy
Fuel Cell
Clean Coal

-9/27-
[Reference] Select Mega-Growth Engine Diagnosis Strategy Direction Lack of future material business based on proprietary technology Lack of large new business with competitiveness Small and a number of scale business with low marketability Re-evaluate existing new business Focus in Mega-growth Smart Exit in Non-core Biz Market Attractiveness Technology Competitiveness Entry Barrier POSCO Value ^ Principles of business re-evaluation ^ Business re-evaluation considering market attractiveness and technology competitiveness

2. Business Restructuring

Bold Business restructuring to Enhance Corporate Value

Direction

- Focus on core business: sell/withdraw from non-core business

Criteria

- No.1 in domestic business
- Global business competitiveness
- Crucial business needed to support core business
- Businesses that could meet the the criteria above in 5 years (ex. Source material, clean Energy etc.)

- Sell down stake in healthy subsidiaries whilst leaving behind controlling stake : Block sale, IPO etc.
- Effective group business structure: integration, exchange, separate etc.

Method

- Adjust restructuring timing considering effect and execution difficulty

Quick-Win

With in 3 years

Seek continuous restructuring
External influence – Big
Execution easiness - Low

-11/27-

3. Sound Financial Structure

Debt/EBITDA 3.0 Goal by 2016


Debt/
EBITDA
4.8
4.4
3.5
3.0 X
2013
2014
2015
2016

* Based on Overseas credit Rating Agency

Action measures to realize sound financial structure

IPO, Asset sales etc.

- Sell down shares in healthy subsidiaries
- Sell non-core assets
- Liquidate profit-making assets

Attract long-term investors

- **Use FI funding**
  - → Enhance strategic partnership

Decrease investment

- Decrease investment in steel production capacity increase
- Delay investment period
- Withdraw/decrease new business investment

-12/27-
^ Business Division Strategy ^ Financial Plan Steel Business Energy Business Material Business Others (E&C/Trading/ICT etc.) ^ Background ^ Outline of New Management Strategy ^ Core Group Strategy
1. Steel Business Strategy ^Domestic business^ Strengthen Key competitiveness ^Global business^ "Quality growth through strengthened steel competitiveness" Differentiate product and service Optimize global operation Strengthen technology-based solution marketing Expand sales of high value added product Enhance competitiveness of cost/quality Enhance profitability of overseas subsidiaries Substantiate global business - Review scheduled investments - Strengthen alliance and cooperation
1. Steel Business Strategy- Strengthen Technology-based Solution Marketing Low cost/high quality product Technology researcher Steel Solution Center Steel Business HQ Technology Development Center Steel manufacturing HQ Before & After Service Integrated response support Customer company Support production technology development for low-cost and high-end product "Restore Global top cost competitiveness" "Expand solution linked sales to products that go to 7 major strategic industries" Place technology and research personnel in the forefront of marketing organization Establish Steel Solution Center, strengthen solution linked sales, such as use technology and engineering * Auto, ship building/maritime plant and other strategic products Provide Solution Solution Marketing
Focused promotion on products for 7 strategic industries and World Premium products Sophisticated Product Mix Preemptive supply of customer tailored solution service Strengthen global sales infrastructure by building and expanding overseas fabrication centers Expedite development of WF/WB products and expand global quality guarantee Sales to 7 major strategic industries 2013 2016 16.32 21 mn tons * Automobile, Offshore, Energy etc. Sales ratio of World Premium** products 2013 2016 31 41% ** World First(WF), World Best(WB), Wide Margin(WM) 1. Steel Business Strategy- Expand Sales in High Value-added Product
1. Steel Business Strategy - Enhance Cost/Quality Competitiveness Support technology-based innovation with Technology Development Center built in Yangso Procure Global Top Cost Competitiveness Expedite Quality Improvement and Technology development 2013 2016 100 95 Slab manufacturing cost Develop technology, allowing to use more of low cost fuel and raw material Seek for projects to reduce production cost in processes Strengthen activities to reduce quality gap Develop productivity improvement technology for World Premium products 2013 2016 100 70 Quality unfit ratio
1. Steel Business Strategy - Improve Overseas Subsidiary Profitability Achieve surplus in all overseas subsidiaries by 2016 Draw entire POSCO capacity together for early normalization of newly operated subsidiaries Early realization of normal operation and stable sourcing of local materials Early certification from automakers and early realization of mass production quality Achieve early realization of normal operation and enhance operational skill of local workers Maximize cost reduction by increasing use of local raw materials Immediately solve operational issues by providing operation/maintenance/quality management expertise of onsite diagnosis and solutions Operate Group-wide supporting committee for systematic support of newly operational subsidiaries Focal points for newly operating subsidiaries in 2014 PT. KP P-Maharashtra (Jan, 2014) (June, 2014)
1. Steel Business Strategy - Substantiate Global Business Adjust investment strategy from the point of minimizing business risk Check investments in planning Strengthen Partnerships "Review upstream investment timing considering market risk and mid-term financial burden" Move from"Own & Compete"to "Connect & Collaborate" As- Is To- Be Strengthen global partnership Strengthen win-win client relationship (service centers, TSC* expansion etc.) India Prioritize procurement of iron ore mining rights Seek various measures to minimize investment risk China Etc. Precise review of large scale investment, timing and business feasibility Increase the number of service centers and their functions * Technical Service Center Investment for management rights Green field-focused investment
^ Business Strategy ^ Financial Plan Steel Business Strategy Energy Business Material Business Others(E&C/Trading/ICT etc.) ^ Background ^ Outline of New Management Strategy ^ Core Group Strategy

2. Energy Business

Promote mega-growth engine and establish optimal development portfolio

Lay foundation for clean energy business and continued value enhancement for existing businesses

Clean Energy Business

- **Continue promotion of fuel cell business**
  → Establish independent business structure
  - Required core technology : procure MCFC* and develop SOFC**

    *Molten Carbonate Fuel Cell ** Solid Oxide Fuel Cell
- **Lay foundation for Clean Coal Chemicals Business**
  - SNG factory to start operation in January 2015 (500,000 ton/year) and early profit realization
  - Supply SNG semi-product to Yeosu industrial complex and pursue development of petrochemical products



Fuel Cell



Clean Coal Chemicals

Existing Business

- **Enhance profit ability for domestic power generation business**
  - Enter into base-load power generation
  - Increase gas profitability through direct import low priced LNG and building LNG tanks
- **Study possibilities to enter into overseas power generation markets**
  - Focus on Asian Ems, including Vietnam, Indonesia, Mongolia

Goal of Mid-term Power Generation Capacity


4.5 GW
3.5
2013
2016

*Excluding coal generation

-21/27-
Select and Focus through business reassessment For source material, focus on differentiation and technology procurement/profitability improvement for existing business 3. Materials Full focus on securing demand for Mg. and other materials in commercialization stage JV Partner(Mitsubishi) technology embedding Needle cokes: Quality stabilization for early stage of mass production Create new demand for high-end products, such as Mg plate, auto part and others Existing business Nickel Combined Smelting Complete Nickel wet smelting technology Review Demo Plant investment Energy Storage Materials Verify Lithium extraction differentiation technology South America region : 3 stage Pilot Plant construction Source material business Nickel combined smelting Energy Storage material (Lithium, etc.) Revenue for Needle Cokes 2014 2016 4.2 245 bl Won

4. Others (E&C/Trading/ICT etc.)

Focus on independent survival by operating based on profitability

Focus on key businesses with core competence

E&C : Profit centered orders

- Strengthen major businesses and key technologies
  - Energy plant, City development
- Develop new overseas markets
  - Secure the 2nd captive market in South East Asia and South America, etc.

Secure core technology


145 grades*
23
'13
'16

* Accumulated cased between 2014~2016

Trading : Balanced portfolio creation

- Lead overseas sales of WP products including usage for energy
- Resource development investment to increase off-take
- Strengthen strategic Country Marketing
  - Myanmar, Uzbekistan, etc.

Energy steel trading


200 thousand tons
95
'13
'16

ICT : Strenthen integrated solution business

- Strengthen solution business, such as Smart Grid
- Exit non-core business with low profit
- Nurture integrated professionals with skills with both IT and EIC*

*EIC = Electric Instrumentation and Control

Revenue ratio of solution business


24%
10%
'14
'16

-23/27-

^ Financial Plan Profit Investment and Financial Structure ^ Background ^ Outline of New Management Strategy ^ Core Group Strategy ^ Business Strategy
1. Profit Add on operating profit of 2 tr won and raise OP margin to 6.4% ^POSCO^ 31 2.2 32 tr won 3.0 7.3 9.1% Revenue OP OP Margin ^ Consolidated^ 62 3.0 78 tr won 5.0 4.8 6.4% Revenue OP OP Margin 2013 2016 2013 2016 2013 2016 5.0 tr won 3.0 POSCO +0.8 Overseas Steel +0.4 Domestic Group Company +0.8 POSCO - Increase sales of high-end products - Increase sales volume and reduce cost Overseas Steel - Normalize Indonesia PT. KP management , improve profitability of overseas subsidiaries Domestic Subsidiaries - Increase energy generation capability, including Myanmar PJT - Revenue and profit improvement in E&C, Material, ICT division OP increase by sector +2.0 Improve steel competitiveness
Turn FCF (+) in 2015 and improve to Debt/EBITDA 3.0 in 2016 Investment halved to 12.6 tr won in 3 previous years (2011~2013), gradual reduction of borrowings 2013 2014 8.8 2015 2016 5.6 4.1 2.9 Investment ?? POSCO (7.3 tr won) Gwangyang) No.4 HRl Thailand CGL, India CR, Australia Royhill, Storage tank for directly imported LPG Under Process Subsidiari es (5.3 tr Won) Under Process [Energy] No.7,8,9 Incheon LNG Combined [DWI] Myanmar mining lot, [Construction] Neatt etc. EBITDA 5.7?? 6.2 8.5 7.6 2. Investment and Financial Structure 26.2 26.1 25.3 23.5 tr won Borrowings 4.8 4.4 3.5 3.0 Debt/EBITDA* ^Mid term major investment^ (CHART) FCF * Based on overseas credit rating agency FCF & CAPEX Debt/EBITDA 2013 2014 2015 2016 Reduce borrowings by 2.7 tr won from 2013 and increase EBITDA by 2.8 tr won tr won * Free Cash Flow
Summary 2 Major areas 8.5 tr won 'Source material' 'Clean energy' 2016 Goal (Year end of 2013) (5.7 tr won) (Multiple small scale items) EBITDA Mega growth engine A Rating Recover Credit Rating Enhance steel business profitability through differentiation Enhance corporate value through bold restructuring measures Turn FCF (+) by improving Financial structure POSCO the Great The Most Respected & Beloved Company Globally Lay foundation for "POSCO the Great" by achieving quality growth (S&P BBB+, Moody's Baa2)
Investors Forum May 19, 2014 This document is based on information as of May, 2014. It has imbedded uncertainties and does not guarantee accuracy and completeness of information. Forecast in this material could gravely differ from actual results due to variables such as unpredicted rapid business environment changes, domestic and external changes that could influence other management status and financial results. Independent investigation and evaluation of company and securities should precede if considering investment or investing in securities issued by the company.